SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the Month of November 2011

KOREA ELECTRIC POWER CORPORATION

(Translation of registrant’s name into English)

167 Samseong-dong, Gangnam-gu, Seoul 135-791, Korea

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

This Report of Foreign Private Issuer on Form 6-K is deemed filed for all purposes under the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, as amended.

On November 17, 2011, the board of directors of Korea Electric Power Corporation (“KEPCO”) resolved to participate in a joint venture with China Datang Group, a state-controlled utility provider in China, in the construction and operation of two additional wind-powered electricity generation facilities in Chifeng City in Neimenggu and Chaoyang City in Liaoning province in the People’s Republic of China, with total generation capacity of approximately 93 megawatts (consisting of 45 megawatts for the first unit and 48 megawatts for the second unit). The project will be operated for 20 years, following completion.

The total project costs are expected to be approximately US$108 million, of which US$36 million will be funded through equity contribution from KEPCO and China Datang Group and the remainder through debt financing. The project will be managed through a joint venture company, 60% of which will be owned by China Datang Group and 40% by KEPCO. KEPCO’s total investment in this project is expected to be approximately US$15 million. KEPCO will participate in this project through its wholly-owned subsidiary KEPCO Neimenggu International Limited.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By:	/s/ Shin, Chang-Keun
Name:	Shin, Chang-Keun
Title:	Vice President

Date: November 17, 2011